

Mail Stop 4631

December 12, 2017

Via Email
Mr. Michel St-Pierre
Chief Financial Officer
Ecolocap Solutions Inc.
1250 S. Grove Ave, Suite 308
Barrington, IL 60010

> **Re:** **Ecolocap Solutions Inc.**
> **Form 10-K/A for the Year Ended December 31, 2016**
> **Filed November 16, 2017**
> **Form 8-K Dated December 5, 2016**
> **Filed December 6, 2017**
> **File No. 0-51213**

Dear Mr. St-Pierre:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We remind you of your reporting obligations under Section 13 of the Securities Exchange Act of 1934 and the filing deadlines of required exchange act reports. Please file all delinquent exchange act reports.

Form 10-K/A-3 for the Year Ended December 31, 2016

Cover page

2.   Please revise your cover page to correctly state the aggregate market value of your common stock held by non-affiliates computed by reference to the price at which such common stock was last sold, or the average bid and asked price of such common stock, as of the last business day of your most recently completed second fiscal quarter. Refer to the Form 10-K cover page instructions. In this regard, it appears you provided the number of shares outstanding as of June 30, 2016.

Item 9A – Controls and Procedures, Page 28

3.   Please amend your filing to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2016. Refer to Item 307 of Regulation S-K. Please be advised, based on management's conclusion that internal control over financial reporting was not effective and in light of late and delinquent exchange act filings, we would expect that your disclosure controls and procedures are not effective.

4.   In your amended filing, please identify which COSO framework (i.e., 1992 or 2013) management used in performing their assessment of internal control over financial reporting. Refer to Item 308 of Regulation S-K.

Form 8-K Dated December 5, 2017

5.   Please properly identify the item number of the Form 8-K dated December 5, 2017 as Item 4.01 rather than Items 7.01 and 9.01.

        You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3772 if you have any questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief
                                                Office of Manufacturing and
                                                Construction